UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period       February 2003

              File No.    0-31222

Firelight Corporation

(Name of Registrant)

#215 12904-50 Street, Edmonton, Alberta Canada T5A 4L2

(Address of principal executive offices)

1.

Press Release dated January 9, 2003

2.

Interim Financial Statements for the Three Month Period ending December 31, 2002

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.   FORM 20-F XXX    FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes _____      No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

FIRELIGHT CORPORATION

(Registrant)

Dated March 7, 2003              /s/  Roy McDonald, Director

News Release: Jan. 9, 2003

Firelight announces new sales and distribution lines.

Firelight Corp. is pleased to announce that international sales have been increasing steadily in Japan through Time/Life International. Our Butch Harmon product lines are generating approximately $40,000 per month in new revenues. Sales in Canada are now increasing as a result of our products being sold nation wide in The Bay, and Great Canadian Superstores, as well as other national outlets.

In the United States, Firelight has continued to successfully market traditional golf retail outlets, and has just begun expanding into new market areas with its Butch Harmon line of golf products. In December of

2002 Comp USA, a leading computer software retail company, placed orders with Firelight for all 225 of its stores throughout the US. We expect that these large retail chains will comprise an ever increasing volume of Firelights sales.

Sale trials are now scheduled for Wal-Mart and other major outlets beginning in February of 2003. To accommodate this expected sales potential, Firelight is proceeding contractually with key sales distribution personnel as well as redesigning products, packaging and advertising programs.

The company is currently in the final submission stages with the NASDAQ stock market to obtain its U.S listing status.

Firelight Corporation also announces that it has allocated stock options under its stock option plan to Philip

Bucknell, a director and officer of the Corporation. He is to be issued Stock Options for 180,000 Common

Shares at an exercise price of $0.20 CDN per share, subject to the approval of the TSX Venture Exchange.

The goal of Firelight Corp and Butch Harmon is to create a broadly based golf media company providing not only the highest quality videos and training aids but to simultaneously develop an involvement in all aspects of promoting the game on a global basis. The company’s mission is to provide unparalled quality and service to the golf playing community while constantly striving to increase and maintain exceptional shareholder value via strong revenue and asset growth.

Brad Hope

President

THE TSX-VENTURE EXCHANGE HAS NOT REVIEWED NOR ACCEPTED RESPONSIBILITY

FOR THE ACCURACY OF THIS RELEASE. SOME OF THE STATEMENTS IN THIS PRESS

RELEASE ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE

PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD LOOKING

STATEMENTS INCLUDE ALL PASSAGES CONTAINING VERBS SUCH AS 'AIMS,

ANTICIPATES, BELIEVES, ESTIMATES, EXPECTS, HOPES, INTENDS, PLANS, PREDICTS,

PROJECTS OR TARGETS' OR NOUNS CORRESPONDING TO SUCH VERBS. FORWARD-LOOKING

STATEMENTS ALSO INCLUDE ANY OTHER PASSAGES THAT ARE PRIMARILY

RELEVANT TO EXPECTED FUTURE EVENTS OR THAT CAN ONLY BE FULLY EVALUATED

BY EVENTS THAT WILL OCCUR IN THE FUTURE

FIRELIGHT CORPORATION

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002

(Unaudited – See Notice to Reader)

NOTICE TO READER

We have compiled the interim consolidated balance sheet of Firelight Corporation as at December 31, 2002 and the interim consolidated statements of income and deficit and cash flows for the three months then ended from information provided by management.  We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information.  Readers are cautioned that these statements may not be appropriate for their purposes.

Vancouver, Canada	“AMISANO HANSON”
February 25, 2003	Chartered Accountants

FIRELIGHT CORPORATION

INTERIM CONSOLIDATED BALANCE SHEETS

December 31, 2002 and September 30, 2002

(Unaudited – See Notice to Reader)

	(Unaudited)	(Audited)
	December 31,	September 30,
ASSETS	2002	2002
Current
Cash	$ 9,359	$ 29,935
Accounts receivable	287,097	124,982
Inventory	75,235	51,056
Prepaid expenses	1,584	25,979

	373,275	231,952
Capital assets	6,349	6,854
Other assets	404,660	435,974

	$ 784,284	$ 674,780

LIABILITIES
Current
Accounts payable and accrued liabilities	$ 580,553	$ 517,120
Deferred income	11,832	17,856
Loans payable	148,131	143,093

	740,516	678,069
Due to related parties – Note 4	250,836	233,504

	991,352	911,573

SHAREHOLDERS’ DEFICIENCY
Share capital – Note 3	3,302,535	3,302,535
Deficit	(3,509,603)	(3,539,328)

	(207,068)	(236,793)

	$ 784,284	$ 674,780

SEE ACCOMPANYING NOTES

FIRELIGHT CORPORATION

INTERIM CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT

for the three months ended December 31, 2002 and 2001

(Unaudited – See Notice to Reader)

	2002	2001
Revenue
Sales	$ 352,747	$ 220,768
Royalties	16,819	18,468

	369,566	239,236

Direct Costs
Freight	12,630	1,670
Media and product costs	74,422	104,391
Royalties	109,754	22,181

	196,806	128,242

	172,760	110,994

General and administrative expenses – Schedule 1	143,035	191,319

Net income (loss) for the period	29,725	(80,325)

Deficit, beginning of the period	(3,539,328)	(3,191,300)

Deficit, end of the period	$ (3,509,603)	$ (3,271,625)

Basic and diluted earnings (loss) per share	$ 0.00	$ (0.01)

FIRELIGHT CORPORATION

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

for the three months ended December 31, 2002 and 2001

(Unaudited – See Notice to Reader)

	2002	2001
Operating Activities
Net income (loss) for the period	$ 29,725	$ (80,325)
Add items not affecting cash:
Amortization	14,798	14,750
Development costs charged to direct costs	17,021	8,416

	61,554	(57,159)
Changes in non-cash working capital items related to operations:
Accounts receivable	(162,115)	(52,292)
Inventory	(24,179)	937
Prepaid expenses	24,395	(10,924)
Accounts payable and accrued liabilities	63,433	54,634
Deferred income	(6,024)	24,191

	(42,946)	(40,613)

Financing Activities
Increase in loan payable	5,038	15,012
Repayment of long-term debt	-	(3,501)
Increase in due to related parties	17,332	19,666

	22,370	31,177

Decrease in cash during the period	(20,576)	(9,436)

Cash, beginning of the period	29,935	43,599

Cash, end of the period	$ 9,359	$ 34,163

Supplemental disclosure of cash flow information:
Cash paid for:
Interest	$ 6,475	$ 17,987

Income taxes	$ -	$ -

FIRELIGHT CORPORATION

Schedule 1

INTERIM CONSOLIDATED

SCHEDULE OF GENERAL AND ADMINISTRATIVE EXPENSES

for the three months ended December 31, 2002 and 2001

(Unaudited – See Notice to Reader)

	2002	2001

Advertising and promotion	$ 3,905	$ 57,322
Amortization	14,798	14,750
Bad debts	3,738	-
Bank charges, interest and loan fees – Note 4	6,475	17,987
Foreign exchange loss (gain)	6,753	(1,641)
Insurance (recovery)	(2,143)	210
Interest on long–term debt	-	83
Investor relations	6,369	10,500
License, dues and transfer agent fees	1,448	1,860
Management and consulting fees	8,737	5,800
Office and sundry	150	1,034
Product development	-	9,905
Professional fees – Note 4	15,354	1,543
Rent	750	750
Retainer	64,440	64,369
Telephone and utilities	2,795	2,581
Travel	9,466	4,266

	$ 143,035	$ 191,319

FIRELIGHT CORPORATION

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002

(Unaudited – See Notice to Reader)

Note 1

Interim Reporting

While the information presented in the accompanying interim three months financial statements is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the interim period presented.  All adjustments are of a normal recurring nature.  It is suggested that these interim financial statements be read in conjunction with the Company’s audited September 30, 2002 financial statements.  Except as disclosed below, these statements follow the same accounting policies and methods of their application as the Company’s audited September 30, 2002 annual financial statements.

Note 2

Changes in Accounting Policies

Stock-based Compensation

Effective October 1, 2002, the Company adopted the CICA’s new handbook section 3870, Stock-based Compensation and Other Stock-based payments.  The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method.  The standard encourages the use of a fair value based method for all stock-based awards made to employees but only requires it for direct awards of stock, stock appreciation rights and awards that call for settlement in cash or other assets.  As no compensation expense is recognized when stock options are granted to employees, the Company discloses the pro-forma effect of accounting for these awards as if the fair value method had been used.  The adoption of this new standard has resulted in no changes to amounts previously reported.

Note 3

Share Capital – Note 5

a)

Authorized:

Unlimited number of common shares without par value

Unlimited number of preferred non-voting shares without par value

b) Issued:	Number	$
Balance, beginning and end of period	12,823,252	3,302,535

Note 3

Share Capital – Note 5 - (cont’d)

c)

Escrow:

At December 31, 2002, 3,566,666 common shares are held in escrow, the release subject to the consent of the TSX Venture Exchange. These escrow shares were to be released at the rate of one share for each $0.36 of cash flaw generated by the Company. Any shares remaining in escrow on September 16, 2001 were to be cancelled.

An application to extend the date of the escrow agreement has been filed with the TSX Venture Exchange and these shares had not been cancelled at the date of the issuance of these financial statements.

d)

Commitments:

Stock-based Compensation Plan

At December 31, 2002, the Company has granted the directors and employees the option to purchase 1,002,000 common shares of the Company.  The options are granted with an exercise price equal to the market price of the Company’s shares on the date of the grants.

A summary of the status of the Company’s share purchase plans as at December 31, 2002 and 2001 and changes during the three months ending on these dates is presented below:

	2002		2001
		Weighted		Weighted
		Average		Average
	Number	Exercise	Number	Exercise
	of Shares	Price	of Shares	Price
Outstanding at beginning and end of period	1,002,000	$0.33	952,000	$0.35

Note 3

Share Capital – Note 5 - (cont’d)

d)

Commitments: – (cont’d)

Stock-based Compensation Plan – (cont’d)

The following summarizes share purchase options outstanding at December 31, 2002:

	Exercise	Expiry
Number	Price	Date
157,000	$0.27	March 9, 2004
210,000	$0.44	February 21, 2003
200,000	$0.27	March 9, 2005
235,000	$0.40	November 2, 2005
50,000	$0.20	January 9, 2007
50,000	$0.20	January 9, 2004
100,000	$0.20	June 24, 2003

1,002,000

Share Purchase Warrants

At December 31, 2002, there were 502,000 share purchase warrants outstanding entitling the holders thereof the right to purchase one common share for each warrant held as follows:

Number	Exercise Price	Expiry Date
300,000	$0.55	January 15, 2003
152,000	$0.30	May 17, 2003
50,000	$0.50	Earlier of repayment of certain loans payable or June 1, 2003

502,000

Note 4

Related Party Transactions

a)

During the period, the Company incurred the following expenses with the spouse of a director and a company controlled by a director:

	2002	2001
Professional fees	$ 7,000	$ -
Interest	5,038	-

	$ 12,038	$ -

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

b)

The amounts due to related parties are unsecured, non-interest bearing and have no specific terms for repayment.

Note 5

Subsequent Events

Subsequent to December 31, 2002:

i)

210,000 share purchase options with an exercise price of $0.44 per share expired;

ii)

300,000 share purchase warrants with an exercise price of $0.55 per share expired;

iii)

the Company granted 180,000 share purchase options at an exercise price of $0.20 per share to a director. These share purchase options expire February 10, 2008 and are subject to TSX Venture Exchange approval;  and

iv)

the two subsidiaries of the Company (True Golf Technologies Inc. and Firelight Leisure Corporation) were amalgamated.

Note 6

Comparative Figures

Certain of the prior year’s comparative figures have been restated to conform with the current period’s presentation.

Note 7

Segmented Information

The Company’s revenue is derived from the following geographic segments:

	December 31,
	2002	2001
Canada	$ 12,971	$ 23
United States	217,581	239,213
Japan	128,775	-
United Kingdom	10,239	-

	$ 369,566	$ 239,236

Schedule B – Supplementary Information

1.        ANALYSIS OF EXPENSES AND DEFERRED COSTS

Breakdown of expenses
Direct costs of $784,772 consist of:
Purchases and production costs	$357,173
Media cost	$242,518
Royalties	$162,078
Other direct costs	$ 23,003

Operating costs of $657,707 consist of:
Retainers	$287,303
Professional fees	$ 88,133
Management and consulting fees	$ 65,866
Investor relations	$ 47,889
Other operating costs	$168,516

Breakdown of deferred costs

     Deferred development costs relate to the production of golf instructional videos and devices. The costs are being matched to the sale of each item based on the expected overall sales. A total of $111,467 in development costs has been expensed in the year ending September 30, 2002 as follows:

Ultimate Golf Instructional Videos
Total deferred costs	$188,377
Expensed Oct 01 – Sept 02	$109,815
Balance remaining	$ 78,562
Putting Insight Instructional Device
Total deferred costs	$ 52,821
Expensed Oct 01 – Sept 02	$ 1,652
Balance remaining	$ 51,169

2.       RELATED PARTY TRANSACTIONS

     Mulitivision Holdings Ltd.

In conjunction with an application to amend existing escrow agreements

Multivision Holdings Ltd. has agreed to forgive royalties receivable from the

Corporation for the quarters ended December 31, 2001, March 31, 2002, June

30, 2002, and September 30, 2002.

     932173 Alberta Ltd.

The Corporation has entered into Loan Agreements with 932173 Alberta Ltd. (a corporation controlled by Roy McDonald, the Secretary-Treasurer and a Director

of the Corporation and his relatives) for an aggregate of $121,400. Interest has been accruing in the amount of $1,500 on the outstanding balances since June,

and the loans are due on demand. Total interest recorded for the year is

$30,953 on these loans. The Loan Agreements further provide for issuance of an aggregate of 90,000 share purchase warrants as a bonus to 932173 Alberta

Ltd., each warrant entitling the holder to obtain one Common Share of the

Corporation at an exercise price of $0.50 for a period of two years. The warrants will provide that the number of warrants will be reduced or cancelled if the loan is reduced or paid out before the warrants expire and one year of the warrant term has elapsed. During the year 162,500 shares valued at $32,500 ($0.20 per share) were issued to reduce the loans. These loans remain unpaid.

     Phillip Bucknell

The Corporation has agreed to issue 16,666 common shares per month to

Corporate and Advisory LLC, (controlled by Phillip Bucknell, a Director of the

Corporation) at a deemed price of $0.25 per share. Shares will be issued monthly after completion of that month’s services (subject to the approval of the

Canadian Venture Exchange). An expense of $43,189 has been recorded in the books including an accrual for the services provided in the months of July through September 2002, for which shares have not yet been issued.

     Private related party

The corporation has entered into loan agreements with a private related party that total $21,693. Interest is accruing on the outstanding loan at 10%

compounded semi-annually. Total interest recorded for the year is $2,668.

50,000 shares were issued valued at $10,000 ($0.20 per share) were issued to reduce the loans during the year. The loan remains unpaid.

     Roy McDonald

The Corporation issued 200,000 shares valued at $40,000 ($0.20 per share) to reduce debt during the year.

The Corporation paid $2,500 in contract fees to Roy McDonald during the year

     Brad Hope

The Corporation to issued 90,000 shares valued at $18,000 ($0.20 per share) to reduce debt during the year.

3.       SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED

          DURING THE PERIOD

a.)      Shares Issued

          Issued this year to date:

Date	Type	Type of Issue	# of shares	Price	Proceeds	Consideration
15-Jan-02	Common	Remuneration Debt	200,000	$ 0.50	$100,000
15-Jan-02	Common	Remuneration Debt	107,000	$ 0.30	$ 32,100
15-Jan-02	Common	Private Placement	45,000	$ 0.30	$ 13,500
15-Jan-02	Common	Debt Settlement	250,000	$ 0.30	$ 75,000
15-Jan-02	Common	Remuneration Debt	84,800	$ 0.44	$ 37,312
15-Jan-02	Common	Remuneration Debt	200,000	$ 0.50	$100,000
15-Jan-02	Common	Services Contract	200,000	$ 0.50	$100,000
15-Jan-02	Common	Services Contract	22,400	$ 0.44	$ 9,856
31-Mar-02	Common	Debt Settlement	90,000	$ 0.20	$ 18,000
25-Jul-02	Common	Debt Settlement	200,000	$ 0.20	$ 40,000
25-Jul-02	Common	Debt Settlement	30,000	$ 0.20	$ 6,000
25-Jul-02	Common	Debt Settlement	50,000	$ 0.20	$ 10,000
25-Jul-02	Common	Debt Settlement	162,500	$ 0.20	$ 32,500
25-Jul-02	Common	Services Contract	100,000	$ 0.25	$ 25,000

		Total	1,741,700		$599,268

b.)       Options Granted

9-Jan-02	50,000	P. Bucknell	$ 0.20	9-Jan-07
9-Jan-02	50,000	Consultant	$ 0.20	9-Jan-04
24-Jun-02	100,000	Troy Windsor	$ 0.20	24-Jun-03

c.)       Warrants Issued

None

4.       SUMMARY OF SECURITIES AS AT THE END OF THE REPORTING

          PERIOD

Authorized Capital Outstanding as at

September 30, 2002

Unlimited Common Shares:	12,823,252
Unlimited Preferred Shares:	Nil
Stock Options:	1,002,000
Share Purchase Warrants:	502,000

5.       LIST OF NAMES OF THE DIRECTORS AND OFFICERS AS AT THE

          DATE THIS REPORT IS SIGNED AND FILED.

Norman Bradburn Hope - President and Director

Princeton, British Columbia

Roy McDonald - Secretary-Treasurer and Director

Edmonton, Alberta

June Hope - Director

Princeton, British Columbia

Scott Walters - Director

St. Louis, Missouri

Philip Bucknell - Vice-President and Director

Sarasota, Florida

SCHEDULE C:

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE 4th QUARTER ENDING SEPTEMBER 30, 2002

Firelight Corporation

The Corporation is actively engaged in the development and sale of a series of instructional golf videos entitled "Ultimate Golf", featuring Butch Harmon, as well as other golf related products. The first of three video productions was completed in early 2001 and sales of the video commenced in June 2001. In late 2001, the Corporation launched the "Butch Harmon Putting Insight", an instructional golf device that includes a 12 minute video by Butch Harmon. In addition, the Corporation owns the rights to the

Firelight II combination campstove/barbecue, and is engaged in the marketing and sale of the product.

Operations and Financial Condition

Gross revenue for the twelve month period ending September 30, 2002 (the "Fiscal Year") of $1,094,451 was primarily derived from the sale of the 3-part Ultimate Golf video series. In the USA, sales in the third quarter began to slow as the product approached maturity in the direct market. Initial USA sales of the video product were derived predominately via direct TV advertising campaigns on specialty cable golf channels. Accordingly management redirected efforts toward retail sales via channels such as sports outlets and "big box" retailers. Sales in Japan remain strong in both the direct market and retail sector.

Direct costs of $784,772 were primarily due to cost of product, media advertising and royalties to Butch

Harmon. Direct costs increased over the twelve month period for the prior year (the "Prior Period") by

$508,313 due to greatly increased sales, consisting in an increases in product cost of $311,515, media costs of $151,246 and royalties of $155,108. However, sales revenue for the Prior Period was nominal, resulting in a much stronger gross margin of $309,679 for the Current Period compared to $194,187 for the Prior Period. Of the direct costs in the Current Period, $242,518 related to television marketing (infomercials) of the first Ultimate Golf video, compared to only $91,272 of similar marketing costs for the Prior Period, $357,173 related to manufacturing costs of the video tapes with only $45,658 being incurred in the Prior Period, and royalty payments of $162,078 in the Current Period compared to $6,970 in the Prior Period.

Of the $657,707 in indirect expenses in the Current Period, $287,303 was paid to Butch Harmon. The expenses paid to Butch Harmon will remain relatively constant, while the marketing expenses continue to increase, as will the revenue, as the marketing campaign continues to increase in the retail sector. Media expenses will increase once new videos are filmed and become available to the market, also resulting in increased revenues.

Management and consulting fees were reduced by $6,151 to $43,189 from $49,340 for the prior period.

Professional fees increased by $18,296 from $38,011 in the prior period to $56,307, resulting from a change in legal council and filing of the application of 20F for NASDAQ listing in US. Advertising and promotion was reduced by $61,553 from $92,932 to $31,379 due to less direct TV sales. Wages and benefits were increased by $23,901 as a result of investor relations wages to Troy Winsor. These increased expenses were partially offset by a reduction in travel expenses of $10,552 from $23,265,.

There was a significant reduction in royalties from $73,750 in the Prior Period to nil in the Current Period. The reduction in the royalty is due to Multivision Holdings Ltd., a company owned and controlled by Brad Hope and Roy McDonald, directors and officers of the Corporation, agreeing to forgive royalty payments owing to it until certain revenue and income thresholds are met by the Corporation. It is not expected that royalty payments to Multivision will resume in fiscal 2002 or 2003.

With the increased sales assistance, distributors and success in Japan and the marketing success in Wal-Mart, Management expects revenues to continue strong throughout 2003 for the Ultimate Golf Series. In addition, the sales of the latest product, Butch Harmon Putting Insight are increasing, and are expected to help increase revenue greatly. This instructional putting device and video was launched in late 2001. The Corporation entered into a distribution agreement with TimeLife Inc. for distribution of the instructional device and video in Japan. An initial order for 5,000 pieces was fulfilled by Firelight in June 2002, with associated revenues of approximately CDN$130,000 which were booked in the third quarter.

Subsequent sales in Japan were $114,000 in the 4 th quarter with an additional $230,000 since the end of the 4 th quarter. The Corporation expects further interest in the instructional device and video, which will be marketed primarily through sports outlets and "big box" retailers in North America. Wal-Mart in the US have agreed to test market the Ultimate Golf Series and the Insight beginning in April, 2003.

Revenue from Great Britain and Australia continue to bring in about $8-10,000 per quarter.

During the Current Period, the Corporation continued to retain the services of Mike England as an investor relations consultant. Mr. England was paid $3,500 per month until Sept 1 , 2002 which was then reduced to $1500 per month. Mr. England's responsibilities include contacting and liaising with the investment community, assisting with website design and various other public relations activities.

Firelight has also retained the services of Troy Winsor to assist with Investor Relations. Mr. Winsor will receive 100,000 options @ $.20 for one year plus $3,000.00 per month. Mr. Winsor brings a large base of potential investors and has excellent knowledge of public companies.

Liquidity and Solvency

Firelight had a working capital deficiency of $446,117 as at Sept 30, 2002, which has been reduced by $698,818 from 2001. Of this amount, $143,093 is owing to directors of the Corporation and persons related to directors, and such parties do not have a current intention of demanding repayment in the near future.

The Corporation has accounts payable and accrued liabilities of $517,120, a reduction of $102,960 from

2001. Firelight has some significant upcoming sales in Japan and large retail stores in the US and intends to film another series of videos with Butch Harmon this coming spring. These sales should continue the downward trend of this deficiency and management is very encouraged by the progress since the Ultimate Golf Series came to market in June, 2001.

Sales continue to be strong and with the advent of greater marketing assistance, Firelight is confident that the “going concern” status remains sound. With continued strong sales, the operating deficit is continually being reduced.

Firelight has identified that the current products are in very good demand and a national marketing group has assisted in the marketing of these products in Wal Mart. Time Life in Japan have indicated that they believe that sales could be as high as 100,000 pieces in Japan in the next 2 years, resulting in revenue to Firelight of over $1,000,000.00USD. Subsequent to September 30, 2002, Firelight has received new orders of $230,000. This is very encouraging because these distributors are just getting under way.

These distributors in Japan and the ones in the US have all advised Firelight that they will market the new Butch Harmon Series as soon as it’s available. This will increase the sales figures dramatically in a very short period of time because the marketing channels are now in place.